INVEST IN **EPINAL INC.**

A Multi-Drug Breathalyzer for Narcotics Detection & Testing


EPINAL

epinalinc.com Irvine, CA

Technology Biotech Repeat Founder

Highlights

Repeat Founder

Started a prior company with $2M+ in funding or revenue

1. A new kind of technology for rapid detection of multiple drugs in breath
2. "Removable One-time use" sensor cartridge for detection & testing of multiple narcotics
3. A new approach to life-saving, accurate detection of narcotics in the field

4 Addressing a critical issue affecting nearly every country, the global drug abuse epidemic

5 World-class team with prior start-up experience and multiple successful exits

6 Strong reception from potential customers during pre-sales marketing

7 Applications for core technology beyond narcotics detection, including environmental monitoring

Featured Investor



Ryan J Purisima
Syndicate Lead

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Invested $5,000 ⓘ

"The world has a need for what Epinal is bringing to the table. The Multi-Drug Breathalyzer for Narcotics Detection & Testing. There are so many applications where this could be useful, from law enforcement, education, public health & safety, etc. The list goes on and on. I look forward to seeing this venturship come to fruition and would like to assist in any way possible. "A journey of a million miles begins with a single step." So here we go..."

Our Team



Mark Wong CEO / Co-Founder

Mark has 20 years of Sales, Marketing, and Executive Leadership experience in Hi-Tech and Semiconductor markets. Co-Founder of multiple startups.



John Rudin CTO

John is a highly accomplished technical leader. he spent 21



years at Hewlett Packard Labs in Bristol and co-founder multiple startups. He has over 25 patent families filed and has managed a number of successful TSB/Innovate UK/SBRI projects.



Dwight Dunagan EVP Operations

Former SDPD detective and expert witness. Dr. Dunagan worked as a drug recognition expert, gang task force and criminal intelligence specialist. Dr. Dunagan is also a clinical psychologist who ran substance abuse and mental health recovery centers.



Tim Beard Advisor

Narcolyzer- A First Portable, Rapid Multi-Narcotic Breathalyzer



We are seeing a terrifying rise in the number of people consuming impairing prescription drugs and driving … What's even more dangerous is poly-drugged driving – combining a mixture of alcohol, marijuana and/or prescription drugs. - MADD National President Alex Otte Reference: **_MADD.org Blog Post_**



NARCOLYZER

Narcolyzer, developed by Epinal, Inc., is an advanced biosensing platform designed for rapid, non-invasive drug detection using breath analysis. Harnessing breakthrough biochemical techniques inspired by naturally occurring molecular recognition systems; Narcolyzer can detect a wide spectrum of substances including opiates, cocaine, THC/THC-A, benzodiazepines, MDMA, methamphetamine, and their derivatives.

Key Highlights



Ease of Use
- Handheld or Bluetooth Dock Compatible
- No Complex Mass Spectrometry Needed
- Removable One-time use sensor cartridge
- Rapid results <5 min.

Non-Invasive
- Breathalyzer
- User blows into mouthpiece
- No physical sample needed

Multi-Drug
- Matrix of sensors target multiple drugs in one mouthpiece
- Simultaneous detection
- Targets include THC, Opioids, Cocaine, MDMA, Heroin, Ephedrine, others

Accurate
- AI software
- High sensitivity
- High selectivity
- Auto calibration
- Low false positives

Scalable IP
- Sensor platform allows for constant evolution and improvement
- In-house custom Odor Binding Protein (OBP) design for future drug variants
- In-house custom OBP design for future detection of diseases

Multi-Use
- Roadside test for law enforcement
- Workplace
- Schools
- Home
- Transportation

Narcolyzer is poised to change multiple verticals: transportation safety, human resources (for on-site pre-employment and post-incident testing), law enforcement, border security, and future applications in autonomous vehicles. By eliminating the need for invasive sampling and enabling rapid, accurate detection in moments, Narcolyzer offers an innovative, 1st of its kind solution to frontline safety and compliance challenges.

Multiple Addressable Markets



Human Resources | Law Enforcement & First Responders | Ground Transportation | Aviation

Workplace Safety Enforcement | Government Agencies | Military & Defense Readiness | At-Home Testing

Human Resources

Narcolyzer redefines substance screening within the human resources domain by eliminating traditional barriers to pre-employment and workplace drug testing. With this handheld breath detection device, hiring managers can make immediate, evidence-based decisions without waiting several days for lab results. This dramatically reduces time-to-hire while upholding workplace safety and regulatory standards. In high-turnover industries where rapid onboarding is critical, such as construction, hospitality, or logistics, Narcolyzer provides a real-time solution that does not compromise compliance. It also empowers HR departments to conduct routine or random in-house testing with full documentation and biometric data retention. This creates a more agile and transparent approach to workforce health and accountability. As employers increasingly prioritize wellness and risk mitigation, Narcolyzer stands as an essential tool in modern talent management strategy.

Law Enforcement

For law enforcement and emergency response personnel, Narcolyzer offers a groundbreaking tool to improve public safety and clinical outcomes. Police officers can now assess driver impairment at roadside stops without waiting hours—or days—for toxicology reports. Narcolyzer is the paradigm shift in how narcotics are treated in the field of law enforcement and will enhance probable cause for contacts. More critically,

will enhance probable cause for contacts. More critically, paramedics and EMTs responding to overdoses can immediately identify the substances present in a patient's system, enabling more accurate and lifesaving interventions. The handheld nature of Narcolyzer means it can be used on-site, during crisis moments, providing a new layer of precision in triage and field response. Additionally, departments can use it for internal monitoring and random testing to ensure personnel readiness and compliance with strict drug-free policies. This increases both the effectiveness and accountability of public safety operations. With Narcolyzer, communities benefit from a more responsive, informed, and medically competent emergency infrastructure.

Ground Transportation

In sectors such as Transit and Ground Passenger Transportation, commercial trucking, rail, and rideshare services, Narcolyzer stands to transform both safety standards and regulatory compliance. Ground Passenger Transportation and Commercial drivers can be tested pre-shift and post-shift without the logistical burdens of scheduling third-party lab visits, expediting the evaluation process. Fleet operators can implement real-time drug monitoring systems that align with Department of Transportation (DOT) requirements while also reducing liability exposure. The immediacy of Narcolyzer's results means that impaired drivers are prevented from endangering the public and themselves. Ride-sharing and autonomous vehicle companies can use Narcolyzer to ensure operator readiness in real-time before activating driving systems. In high-traffic, high-responsibility logistics operations, rapid testing translates to fewer accidents and greater public trust. Overall, the transportation sector gains a preventive and protective mechanism grounded in biochemical precision. The paradigm shift to real time safety standards of compliance is now with Narcolyzer.

Aviation

Narcolyzer represents a pivotal advancement in aviation safety by enabling rapid, non-invasive drug detection via breath

analysis for flight crews, maintenance personnel, and ground support staff. Pre-flight and post-flight screenings can now be conducted in real time, eliminating delays associated with laboratory testing and significantly reducing the risk of impaired operation. This is particularly vital in high-responsibility roles where even minor cognitive impairments can yield catastrophic outcomes. Narcolyzer ensures flight readiness evaluations are not only accurate but immediate, bolstering public trust and regulatory compliance. The device also facilitates random screenings during extended duty rotations, further reducing substance-related risks. For charter services and private aviation sectors, it introduces a cost-effective compliance tool that reinforces operational integrity. With Narcolyzer, aviation stakeholders can integrate substance screening seamlessly into daily routines without compromising timeliness or workforce morale.

Workplace Safety Enforcement

In high-risk industries such as manufacturing, power companies, heavy equipment operation, mining, and factories, Narcolyzer serves as a critical intervention tool for maintaining workplace safety. Supervisors can conduct pre-shift and post-shift screenings that deliver immediate results, reducing the risk of workplace incidents due to impairment. The device removes the logistical burden of coordinating with external labs, empowering safety officers to act decisively in real-time. By detecting substances such as THC, cocaine, opiates, and more within seconds, Narcolyzer enhances both prevention and accountability. Employers gain a quantifiable method to support zero-tolerance policies without sacrificing employee dignity or due process. Moreover, regular random testing becomes more feasible and less intrusive with the device's portable and non-invasive format. Narcolyzer is not only a technological advancement but a vital tool, shifting every workplace to a previously unrealized level of safety.

Government Agencies

Government agencies responsible for social services, probation,

Parole, transportation, the court systems, federal law enforcement, investigations, and public health will benefit substantially from the integration of Narcolyzer technology. The ability to test individuals in real time during routine check-ins, court-ordered screenings, or rehabilitation program compliance checks enhances both the efficiency and the fairness of public service delivery. Narcolyzer's non-invasive method minimizes confrontational testing procedures and provides immediate documentation of results, reducing delays, false positives, and human error. Probation and Parole officers, social workers, and public safety officials can now operate with increased confidence in the data they rely upon to make high-stakes decisions. In municipal and federal sectors alike, the device allows for transparent, consistent application of substance-use policies. The cost savings associated with eliminating lab outsourcing are substantial, allowing more budgetary room for other critical public health initiatives. Narcolyzer is not merely a device—it is a scalable infrastructure solution for equitable and accountable governance.

Military & Defense Readiness

Military operations demand an uncompromising standard of physical and cognitive readiness, and Narcolyzer enables unprecedented precision in screening for controlled substances among service members. Pre-deployment testing, post-leave reintegration assessments, and routine random checks can all be conducted swiftly and discreetly using this handheld platform. The speed of results ensures that no mission-critical timelines are jeopardized by drug screening procedures, while also ensuring the health and accountability of personnel. Narcolyzer is uniquely suited for use in remote and field environments, where traditional lab access is nonexistent. It provides real-time data to commanding officers and medical personnel, enhancing troop safety and operational cohesion. For special operations and security clearance units, the device offers a portable, non-invasive tool that supports risk reduction and mission integrity. By embedding Narcolyzer into readiness protocols, the military can create a far more effective, efficient and compliant force without impeding mobility or responsiveness.

At-Home Testing

Narcolyzer opens a new frontier in consumer health autonomy by offering at-home breath-based drug detection with significant accuracy. This innovation allows individuals and families to monitor substance exposure privately, affordably, and without the delays or stigma associated with clinic-based testing. Parents concerned about adolescent experimentation, patients recovering from substance misuse, or individuals managing chronic prescriptions now have a scientifically validated tool at their fingertips. Additionally, Narcolyzer supports early intervention and self-monitoring in scenarios of potential relapse, helping prevent overdose and enabling more informed decisions about seeking treatment. In cases of suspected intoxication or medical emergency, Narcolyzer can provide real-time data that guides 1st responders on the best life saving methods to deploy. The economic implications are also significant, as users bypass costly ER visits and third-party testing. Ultimately, Narcolyzer empowers households to safeguard health through proactive, evidence-driven awareness.

Pre-Production Customer Traction


Current US Engagements
Setting up Field Trials
Started Initial Discussions
Early Adopters Identified
Law enforcement (LE)/1st responders (ready to order)
State of Kentucky Highway Interdiction Team
California: Chula Vista, Palm Springs, Irvine police depts and Orange County Sheriff's Department
Minnesota State Police with Minneapolis PD
State of Illinois Narcotics Task Force, Illinois State Police
Texas: Dallas Metro PD, Houston Narc Team, El Paso Narc Team & Texas State PD Interdiction Team
Miami, FL Interdiction and DRE/Narc teams
Human Resources
North Dakota – Dept. of Power
Ericsson (Emergency response contracts)
State Governments (ready to order)
Illinois
Texas
Florida
Minnesota
North Dakota

Customer Testimonials

> "Narcolyzer would have sped things up in the field exponentially with drug evaluations when I was on patrol. We have needed this kind of technology for years. As a pilot now I can tell you, this technology will keep thousands of people safer in both vehicles and in the skies."
>
> *Sam Ross (Commercial Airline Pilot - Former Police Officer/Investigator)*

> "This technology [Narcolyzer] is groundbreaking and urgently needed. This will help establish probable cause on traffic stops, help aid in identifying those under the influence putting people at risk. The potential for this technology is vast and will likely save hundreds of lives if not more."
>
> *Rola Saleha (Detective - San Diego Police Department)*

> "Having sensors to identify impairment like this (Narcolyzer) is needed for a multitude of applications. In fact, the federal government has even talked about the need for this kind of technology with auto manufacturers. What you are working on is a pioneering technology which will potentially increase safety in multiple markets."
>
> *Senior Vehicle Investigation Engineer (Leading Global EV Company)*

Field Trial and Regulatory Trajectory

Epinal is preparing to launch field trials with several U.S. states including California, Texas, Florida, and Illinois, utilizing substance use treatment programs, emergency medical services, and hospital systems. These trials will establish real-world clinical utility, population validity, and inform regulatory engagement with the U.S. FDA under the Safer Technologies Program (STeP). The technology is creating a paradigm shift in transportation compliance to include aviation.

International collaborations are under consideration, with partners in the EU and other countries expressing interest in pilot programs tied to transportation, aviation security, and public health.



BREATH DOESN'T LIE

Narcolyzer represents a paradigmatic shift in how we approach drug detection—transitioning from stigmatized, delayed, and invasive testing to a real-time, non-invasive, and dignified approach with sweeping public health implications. It is a convergence of bioscience and technology, applied toward one of the most persistent challenges of modern society.

Investment in Narcolyzer is not simply a stake in a new product —it is a commitment to the future of public safety, clinical decision-making, and the science of human breath as a diagnostic frontier.

For further technical and organizational information, visit **www.epinalinc.com** or contact our executive team for investor documentation and scientific appendices.